[EMH - EMERGING MEDIA HOLDINGS LETTERHEAD]
                   ------------------------------------------



                                                               February 16, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0405

         Re:      Emerging Media Holdings, Inc.
                  Form 10-SB for the period ended September 30, 2006 Filed January 23, 2007
                  File No.:  0-52408

Dear Sir or Madam:

         We received your letter of February 9, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Form 10-SB for the Period ended September 30, 2006, and we hereby submit the following responses to the numbered comments.

         Please be advised that notwithstanding, the comments of the Commission, we acknowledge that:

         o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
         o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
         o The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United State.

         Thank you very much.

                                                             Very truly yours,

                                                             /s/ Iurie Bordian
                                                             -----------------
                                                             Iurie Bordian,
                                                             President

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                    tel/fax: + 37322/ 237979, +37322/237981
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Form 10-SB
----------

Item 2. Plan of Operation
-------------------------

MD&A of Financial Condition and Results of Operation, pages 11-13
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     1.   Please provide a comparable discussion of the material changes in financial condition and results of operations since the end of the last fiscal year and for the comparable interim period in the preceding year. Refer to Item 303(b) (2) of Regulation S-B.

          Company Response:
          -----------------
          In March, 2006, AMG started a new TV project based on the contract executed with NTV (Russian Television Company) and NTV World. As a result of the launch of a new TV project, and elimination of the previous business, the revenues for the nine months ended September 30, 2006 declined to $338,209 as compared to $1,896,062 during the same period of 2005. The decline in revenues was a result of a partial loss in advertising revenues.

          COST OF SALES
          Cost of Sales decreased by $378,515 or 58.4% to $269,225 for the nine months ended September 30, 2006, from $647,740 for the nine months ended September 30, 2005. This reduction was primarily due to decreased sales as a result of the new business of the Company.

          SELLING AND MARKETING
          Selling and administrative expenses decreased by $74,465 or 97.03% to $2,276 for the nine months ended September 30, 2006, from $76,741 for the nine months ended September 30, 2005. This decrease was primarily due to a temporary reduction in our marketing budget.

          GENERAL AND ADMINISTRATIVE EXPENSES
          General and administrative expenses decreased by $15,559 or 14.85% to $89,245 for the nine months ended September 30, 2006, from $104,804 for the nine months ended September 30, 2005. This decrease was primarily due to a temporary elimination of marketing budget.

          INCOME FROM OPERATIONS
          As a result of the foregoing, the Company incurred a net loss from operations of $37,701 for the nine months ended September 30, 2006, compared to net income of $1,039,902 for the nine months ended September 30, 2005.

          OTHER ITEMS
          Net loss from sale of fixed assets were $3,480 for the 9 months ended September 30, 2006 as compared to a loss of $334,123 for the 9 months ended September 30, 2005. Other income was $27,462 for the 9 months ended September 30, 2006 as compared to $15,011 for the nine months ended September 30, 2005.

          INTEREST EXPENSE
          Interest expenses was $0 for the nine months ended September 30, 2006 as compared to $6,658 for the nine months ended September 30, 2005. This decrease was primarily due to no existing interest bearing debt during the first nine month of 2006.

          INCOME TAXES
          We did not incur income taxes for the nine months ended September 30, 2006 as compared to $165,607 for the nine months ended September 30, 2005 due to the loss from operations during the first nine month of 2006.

          NET INCOME
          Net income decreased by $562,244 to a loss of $13,719 for the nine months ended September 30, 2006 from a net income of $548,525 for the nine months ended September 30, 2005. This decrease was mainly due to declined revenues for the respective period.

          LIQUIDITY AND CAPITAL RESOURCES
          In the first nine months of 2006, we have funded capital requirements through operations. As of September 30, 2006, we had a cash balance of $229,727. This compares to a cash balance of $493,553 at September 30, 2005.

          ENVIRONMENTAL MATTERS
          The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

          INFLATION
          Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

          DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS
          The Company has no dependence on one or a few major customers.

Results of Operations
---------------------

Cost of Sales, page 11
----------------------

     2. Discuss the nature of the more expensive services that you will need to purchase to produce "high qualified broadcasting" and describe the potential impact, if any, on your liquidity or capital resources.

          Company Response:
          -----------------
          The Company will need to purchase services for broadcasting content and leasing broadcasting coverage through uplink in order to produce "high qualified broadcasting". In order to assure that the programming is distributed to as many households as possible, the Company will need to employ the services of uplink. The use of the uplink services would allow the company to transfer its digital signal through satellite, which in return will allow the Company to transfer its broadcasting content to all of the cable networks in the country and thus increase its market share. These services are traditionally provided by technological telecommunication companies, whose services the Company intends to use. The leasing rate for the transfer of the



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          digital signal through the satellite is estimated at $14,000 - 15,000
          USD per month. The uplink services will allow the Company:

          a. To make the broadcasting more attractive as it becomes digital.

          b. To increase the number of viewers as satellite broadcasting will cover much larger part of the country.

          The Company plans to acquire equipment to produce the broadcast programs (for studios, for breaking news mobile systems, etc); as such, this acquisition and the uplink services might present significant impact on our liquidity and capital resources of the company. The Company believes the cash flows from operations will be sufficient to fund the purchases of this equipment.

Liquidity and Capital Resources, page 12
----------------------------------------

     3. Clarify whether "payments on investments" refers to the purchase of investments. Disclose the nature of your investing activities.

          Company Response:
          -----------------
          Payments on investments refer to the purchase of long-term government obligations and cash equivalents that have a maturity of three months or less. The Company invests excess cash to earn interest on these excess balances.

          The balance of the Company's investing activities is the purchase of machinery and equipment to be used in the operations of the Company's broadcasting activities.


     4. Discuss your cash requirements for the twelve months following the latest balance sheet in the filing. Discuss the availability of your investments as a source of capital on a short-term or long-term basis. Also explain why there was no change in the market value of investments as disclosed in Note 2 at page F2-10.

          Company Response:
          -----------------
          During the past twelve months, the Company embarked on the setting up of a TV channel which caused a decrease in revenues during 2006 as a result of considerable losses in advertising revenue, which triggered a decrease in the Company's cash on hand. During the fourth quarter of 2006 and continuing into the first quarter of 2007, the Company's revenues have begun to increase to approach levels that are comparable to 2005 levels. The Company expects to invest in new equipment and modernize old equipment and acquire additional licenses and patents for television products. The Company expects that cash flow from increased operations will be sufficient to fund the operations of the Company for the next twelve months as well as fund the Company's investment in new equipment.

          A portion of the existing long-term and short-term investments will be used to fund operations over the next twelve months. The balance of any excess cash balances will be reinvested on a short-term basis.

          The market value of long-term investments did not change as the investments were fixed yield bonds with a fixed price and fixed interest rate. There is no secondary market for the fixed yield bonds in the Republic of Moldova, thus the face value of the investments match the market value at all times.

Emerging Media Holdings, Inc.
-----------------------------

Financial Statements, page F-3

5. Please revise the audited financial statements of Emerging Media Holdings to retroactively reflect the share exchange July 2006 as a recapitalization of Cabavarum for all periods presented, as disclosed at page F-9.

Company Response:
-----------------
The audited financial statements of Emerging Media Holdings as of December 31, 2005 and 2004 have been revised to retroactively reflect the share exchange in July 2006 as a recapitalization of Cabavarum.

The common stock and subsequent event footnotes have been revised as follows:

2.        COMMON STOCK

In the month of the Company's formation, the Company issued 10,300,000 shares of its common stock, $.001 par value to principals of the Company as founder shares in the amount of $10,300.

In July 2006, 498,000 shares of common stock were cancelled and returned to treasury.

3.        SUBSEQUENT EVENTS

In July 2006, EMH entered into a share exchange agreement with Cabavarum S.R.L. ("Cabavarum"), a Moldavia company, with primary activities in radio and television broadcasting. In connection with the share exchange, the Company acquired the assets and assumed the liabilities of Cabavarum. For accounting purposes, the share exchange will be treated as a recapitalization of Cabavarum.

As provided for in the share exchange agreement, the stockholders of Cabavarum received 5,251,000 shares of newly issued EMH common stock in exchange for the outstanding shares of Cabavarum they held, which will be accounted for as a reverse acquisition. In addition, certain shareholders of EMH transferred additional shares to associates of the stockholders of Cabavarum.

Immediately following the share exchange, EMH had a total of 15,053,000 common shares issued and outstanding, of which the shareholders and associates of Cabavarum controlled 76% of the outstanding common stock.
The financial statements of EMH have been revised to retroactively reflect the share exchange.

The acquisition of Cabavarum will be reported as a purchase with no goodwill, with book values considered to be fair value.

In addition, the resignation of the former officer and directors of EMH took effect upon the class of the share acquisition exclusion. The Cabavarum Board of Directors became the Board of Directors of EMH and Chiril Luchinsky became president and Chief Executive Officer.

Cabavarum S.R.L.
----------------

Audit Report, page F2-1
-----------------------

6. We note that your auditors are located in New Jersey. It appears that all of the assets, liabilities, revenues and expenses of Cabavarum relate to operations located in the Republic of Moldova. Please tell us how the audit of the operations in the Republic of Moldova, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

     o Whether another auditor was involved in the audit of the Moldovan operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
     o Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within Republic of Moldova.

Company Response:
-----------------
The Company's auditors are located in New Jersey. All the books and records of Cabavarum are located in Moldova. The U.S. auditor performed all the required audit procedures within the United States. The internal staff of Cabavarum was fully knowledgeable of accounting principles generally accepted in the United States and prepared the financial statements accordingly. The accounting standards in Moldova closely follow U.S. standards as well as the international standards which are adopted throughout Western Europe. The internal staff of Cabavarum are university graduates with many years of experience in the auditing area. All required information and documentation was forwarded to the U.S. auditors to perform their audit procedures.

The U.S. auditors will be going to Moldova as part of their audit engagement to perform the audit for the year ending December 31, 2006.

Variable Interest Entities, page F2-7
-------------------------------------

7. You disclose at page F2-7 that Mr. Cyril Lucinschi owned 100% of Cabavarum and 100% of Analitic Media Group prior to June 2006. At page 14 you disclose the number of shares owned by Chiril Luchinsky. Tell us whether these disclosures refer to the same individual and revise the filing if necessary.

If Mr. Lucinschi and Mr. Luchinsky are the same person, tell us how you determined the number of shares disclosed at page 14. Please reconcile this information to the disclosure at page F2-12 that 10,970,000 shares were issued by EMG to acquire Cabavarum, which is wholly owned by Mr. Lucinschi.

Company Response:
-----------------
Mr. Chiril Luchinsky, the former 100% owner of Cabavarum and 100% owner of the Analytic Media Group, is the same person as Chiril Luchinsky disclosed on page 14 as the 34% owner of Emerging Media Holdings Inc.

As part of the share exchange agreement with EMH, Mr. Luchinsky received 5,251,000 shares of newly issued EMH common stock in exchange for the outstanding shares of Cabavarum.

As the projects that Mr. Luchinsky entered with his companies in the year 2006 were rather extensive, Mr. Luchinsky created a new board of advisors, strategic consultants and specialists to assure the successful transition for the companies into a new business area of independent programming creation and broadcasting on the Company owned broadcasting frequency.

In connection with the above, as part of the share exchange agreement, certain shareholders of EMH transferred shares of EMH to the above associates of Cabavarum. In addition, Mr. Luchinsky distributed 200,000 of the shares he received to certain associates. Following the share exchange, the stockholders of Cabavarum and their associates controlled 76% of the outstanding common shares of EMH. Mr. Luchinsky, following the distribution of shares, owned 34% of EMH.

Emerging Media Holdings

Financial Statements for the period ending September 30, 2006

Consolidated Statements of Operations, page F3-2

8. Revise the statement of operations to include results for the nine months ended September 30, 2005. Refer to Item 310(b) of Regulation S-B.

Company Response:
-----------------
The statement of operations has been revised to include the results for the nine months ended September 30, 2005.

9. We refer to the disclosure of the Basis of Presentation in Note 1 of the annual financial statements at page F2-7. In the interim financial statements, disclose the nature and amount of consideration issued to acquire the controlling interest in Analitic Media Group in June 2006 and how you accounted for the transaction.

Company Response:
-----------------
The Basis of Presentation in the interim financial statements for the period ending September 30, 2006 has been revised to disclose the nature and amount of consideration issued to acquire the controlling interest in Analytic Media Group and had the Company account for the transaction as follows:


3.        SUBSEQUENT EVENTS

In July 2006, EMH entered into a share exchange agreement with Cabavarum S.R.L. ("Cabavarum"), a Moldavia company, with primary activities in radio and television broadcasting. In connection with the share exchange, the Company acquired the assets and assumed the liabilities of Cabavarum. For accounting purposes, the share exchange will be treated as a recapitalization of Cabavarum.

As provided for in the share exchange agreement, the stockholders of Cabavarum received 5,251,000 shares of newly issued EMH common stock in exchange for the outstanding shares of Cabavarum they held, which will be accounted for as a reverse acquisition. In addition, certain shareholders of EMH transferred additional shares to associates of the stockholders of Cabavarum.

Immediately following the share exchange, EMH had a total of 15,053,000 common shares issued and outstanding, of which the shareholders and associates of Cabavarum controlled 76% of the outstanding common stock.

The financial statements of EMH have been revised to retroactively reflect the share exchange.

The acquisition of Cabavarum will be reported as a purchase with no goodwill, with book values considered to be fair value.

In addition, the resignation of the former officer and directors of EMH took effect upon the class of the share acquisition exclusion. The Cabavarum Board of Directors became the Board of Directors of EMH and Chiril Luchinsky became president and Chief Executive Officer.

10. Disclose that the share exchange with Cabavorum S.R.L. in July 2006 is accounted for as a recapitalization of Cabavorum, as described at page F-9. Also, describe how the recapitalization is reflected in the interim financial statements.

Company Response:
-----------------
The recapitalization of Cabavarum is described in the answer to Comment #9.

11. You disclose in Note 3, Subsequent Events, at page F-9 that you will report the acquisition as a "purchase of goodwill, with book values considered to be fair value." Tell us how this disclosure is consistent with accounting for the transaction as a recapitalization.

Company Response:
-----------------
The footnote of F-9 has been revised as follows:

          The acquisition of Cabavarum will be reported as a purchase with no goodwill, with book value considered to be fair value.

12. Tell us how you determined the number of shares of common stock outstanding for the periods presented in the statement of stockholders' equity at page F3-3. It is unclear how the number of shares reconciles to the following:

          o The balance sheet for Emerging Media Holdings at page F-3 discloses 10,553,000 shares outstanding at the end of each period presented.
          o 10,900,000 shares were issued during 2006 to stockholders of Cabavarum, as disclosed in Note 3 at page F-9.

You disclose in Note 7, Subsequent Events, at page F2-12 that stockholders of Cabavarum received 10,970,000 shares of EMH stock. In Note 3 at page F-9, you disclose that 10,900,000 shares were issued. Please revise the disclosures, or reconcile this apparent discrepancy.

Company Response:
-----------------
The number of shares of common stock for all periods presented has been revised and disclosed in the Subsequent Events and Basis of Presentation footnotes.

The number of shares outstanding has been reconciled as follows:


     September 3, 2003
         Founder shares                       10,300,000

     June, 2006
         Cancellation of shares
         and return to treasury                 (498,000)

     June, 2006
         Issuance of shares to
         stockholders of Cabavarum             5,251,000
                                               ---------

     Total outstanding                        15,053,000
                                              ==========


The financial statements have been retroactively restated to reflect the share exchange agreement.

The additional shares received as part of the share exchange was from certain existing shareholders of EMH and not newly issued shares of EMH as disclosed in
Note 1 - Basis of Presentation.